UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                           LIFSCHULTZ INDUSTRIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   531925 20 4

                                 (CUSIP Number)


                               Rob M. Alston, Esq.
                       Jones, Waldo, Holbrook & McDonough
                        170 South Main Street, Suite 1500
                            Salt Lake City, UT 84101
                            Telephone: (801) 521-3200

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 15, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

1        Name of Reporting Persons
         I.R.S. Identification Nos. of above person
         David K. Lifschultz

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)__X____

         (b)_______

3        SEC Use Only

4        Source of Funds*
         Not Applicable

5        Check if Disclosure of Legal Proceedings Is  Required Pursuant to Items
         2(d) or 2(e)   ____

6        Citizenship or Place of Organization        United States

Number of Shares Beneficially Owned by Each Reporting Person With

         7        Sole Voting Power
                  440,150 (Includes 45,000 shares of stock underlying employee stock options that are currently exercisable and 154,091 shares held by the Sidney B. Lifschultz 1992 Family Trust for which David Lifschultz is currently the sole trustee).

         8        Shared Voting Power
                  68,533 (Includes 47,892 shares of stock held by a corporation for which David K. Lifschultz is an officer and director; 160 shares held by the issuer's subsidiary, Lifschultz Fast Freight, Inc., for which David Lifschultz shares voting and investment power as an officer and director of Lifschultz Fast Freight, and 20,481 shares held by the issuer's subsidiary, Hart Scientific, Inc., for which David Lifschultz shares voting and investment power as a director of Hart Scientific.)

         9        Sole Dispositive Power
                  440,150 (Includes 45,000 shares of stock underlying employee stock options that are currently exercisable and 154,091 shares held by the Sidney B. Lifschultz 1992 Family Trust for which David Lifschultz is currently the sole trustee).

         10       Shared Dispositive Power
                  68,533 (Includes 47,892 shares of stock held by a corporation for which David K. Lifschultz is an officer and director; 160 shares held by the issuer's subsidiary, Lifschultz Fast Freight, Inc., for which David Lifschultz shares voting and investment power as an officer and director of Lifschultz Fast Freight, and 20,481 shares held by the issuer's subsidiary, Hart Scientific, Inc., for which David Lifschultz shares voting and investment power as a director of Hart Scientific.)

11       Aggregate Amount Beneficially Owned by Each Reporting Person
         508,683

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ____

13       Percent of Class Represented by Amount in Row (11)   43.3%

14       Type of Reporting Person*  IN

1        Name of Reporting Persons
         I.R.S. Identification Nos. of above person
         Sidney B. Lifschultz

2        Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) __X___

         (b)_______

3        SEC Use Only

4        Source of Funds*
         Not applicable

5        Check if Disclosure of Legal  Proceedings Is Required Pursuant to Items
         2(d) or 2(e)   ____

6        Citizenship or Place of Organization        United States

Number of Shares Beneficially Owned by Each Reporting Person With

         7        Sole Voting Power
                  18,178 (Includes 8,536 shares of stock held in a limited partnership in which Sidney Lifschultz controls the sole general partner, and 3,142 shares held in a trust for which Sidney Lifschultz is the sole trustee).

         8        Shared Voting Power
                  0

         9        Sole Dispositive Power
                  18,178 (Includes 8,536 shares of stock held in a limited partnership in which Sidney Lifschultz controls the sole general partner, and 3,142 shares held in a trust for which Sidney Lifschultz is the sole trustee).

         10       Shared Dispositive Power
                  0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
         18,178

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ____

13       Percent of Class Represented by Amount in Row (11)            1.6%

14       Type of Reporting Person*  IN

1        Name of Reporting Persons
         I.R.S. Identification Nos. of above person
         Lawrence S. Lifschultz

2        Check the Appropriate Box if a Member of a Group*
         (a) __X____

         (b)_______

3        SEC Use Only

4        Source of Funds*
         Not applicable

5        Check if Disclosure of Legal Proceedings  Is Required Pursuant to Items
         2(d) or 2(e)   ____

6        Citizenship or Place of Organization        United States

Number of Shares Beneficially Owned by Each Reporting Person With

         7        Sole Voting Power
                  47,032

         8        Shared Voting Power
                  0

         9        Sole Dispositive Power
                  47,032

         10       Shared Dispositive Power
                  0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
         47,032

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ____

13       Percent of Class Represented by Amount in Row (11)            4.2%

14       Type of Reporting Person*          IN

1        Name of Reporting Persons
         I.R.S. Identification Nos. of above person
         David A. Berman

2        Check the Appropriate Box if a Member of a Group *
         (a) __X___

         (b)_______

3        SEC Use Only

4        Source of Funds*
         Not applicable

5        Check  if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)   ____

6        Citizenship or Place of Organization        United States

Number of Shares Beneficially Owned by Each Reporting Person With

         7        Sole Voting Power
                  6,992 (Includes 3,361 shares of stock held in three trusts, one each for the benefit of Marsha Abbot, David Lifschultz, and Lawrence Lifschultz, for which David Berman is the sole trustee and 1,000 shares of stock underlying stock options that are currently exercisable).

         8        Shared Voting Power
                  0

         9        Sole Dispositive Power
                  6,992 (Includes 3,361 shares of stock held in three trusts, one each for the benefit of Marsha Abbot, David Lifschultz, and Lawrence Lifschultz, for which David Berman is the sole trustee and 1,000 shares of stock underlying stock options that are currently exercisable).

         10       Shared Dispositive Power
                  0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
         5,992

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ____

13       Percent of Class Represented by Amount in Row (11)            0.6%

14       Type of Reporting Person*  IN

1        Name of Reporting Persons
         I.R.S. Identification Nos. of above person
         Sidney B. Lifschultz 1992 Family Trust

2        Check the Appropriate Box if a Member of a Group*
         (a) __X___

         (b)_______

3        SEC Use Only

4        Source of Funds*
         Not applicable

5        Check if Disclosure of Legal  Proceedings Is Required Pursuant to Items
         2(d) or 2(e)   ____

6        Citizenship or Place of Organization        New York

Number of Shares Beneficially Owned by Each Reporting Person With

         7        Sole Voting Power
                  128,409

         8        Shared Voting Power
                  0

         9        Sole Dispositive Power
                  128,409

         10       Shared Dispositive Power
                  0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
         128,409

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ____

13       Percent of Class Represented by Amount in Row (11)            11.4%

14       Type of Reporting Person*  OO

1        Name of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only). Michael Hirst

2        Check the Appropriate Box if a Member of a Group *
         (a) __X___

         (b)_______

3        SEC Use Only

4        Source of Funds*
         Not applicable

5        Check if Disclosure of Legal  Proceedings Is Required Pursuant to Items
         2(d) or 2(e)   ____

6        Citizenship or Place of Organization        United States

Number of Shares Beneficially Owned by Each Reporting Person With

         7        Sole Voting Power
                  23,968 (Includes 2,000 shares of stock underlying employee stock options that are currently exercisable).

         8        Shared Voting Power
                  20,481 (Includes 20,481 shares of stock held by issuer's subsidiary, Hart Scientific, Inc., for which Michael Hirst shares voting and investment power as director of Hart Scientific).

         9        Sole Dispositive Power
                  23,968 (Includes 2,000 shares of stock underlying employee stock options that are currently exercisable).

         10       Shared Dispositive Power
                  20,481 (Includes 20,481 shares of stock held by issuer's subsidiary, Hart Scientific, Inc., for which Michael Hirst shares voting and investment power as a director of Hart Scientific).

11       Aggregate Amount Beneficially Owned by Each Reporting Person
         44,449

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ____

13       Percent of Class Represented by Amount in Row (11)   3.9%

14       Type of Reporting Person*  IN

1        Name of Reporting Persons
         I.R.S. Identification Nos. of above person
         J. Randall Owen

2        Check the Appropriate Box if a Member of a Group*
         (a) __X___

         (b)_______

3        SEC Use Only

4        Source of Funds*
         Not applicable

5        Check if Disclosure of Legal Proceedings Is Required Pursuant  to Items
         2(d) or 2(e)   ____

6        Citizenship or Place of Organization        United States

Number of Shares Beneficially Owned by Each Reporting Person With

         7        Sole Voting Power
                  1,000

         8        Shared Voting Power
                  0

         9        Sole Dispositive Power
                  1,000

         10       Shared Dispositive Power
                  0

11       Aggregate Amount Beneficially Owned by Each Reporting Person
         1,000

12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ____

13       Percent of Class Represented by Amount in Row (11)   0.1%

14       Type of Reporting Person*  IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer

         The name of the issuer is Lifschultz Industries, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 641 West 59th Street, New York, NY 10019. The class of equity securities to which this statement relates is the common stock, par value $0.001 per share (the "Shares"), of the Company.

Item 2.  Identity and Background

         (a) - (c), (f) This Statement is filed by and on behalf of the persons listed on Schedule A hereto (each a "Reporting Person" and collectively, the "Reporting Persons"). Schedule A sets forth for each Reporting Person that is a natural person the following information which is incorporated herein by reference: (i) the name of such Reporting Person, (ii) the business or residence address of such reporting Person, and (iii) the principal business, occupation, or employment of such Reporting Person. Each of the Reporting Persons that is a natural person is a United States citizen. The Sidney B. Lifschultz 1992 Family Trust is a trust organized under the law of the State of New York and its sole address is 641 West 59th Street, New York, NY 10019.

         (d) - (e) During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.  Purpose of the Transaction

         (a)-(g) and (j) Each of the Reporting Persons entered into a Stockholders' Agreement, dated May 15, 2001 (the "Stockholders' Agreement"), with Danaher Corporation, a Delaware corporation (the "Parent") in connection with an offer to purchase all of the outstanding shares of the Company (the "Offer"), the merger of Saltwater Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Parent ("Offeror") with and into the Company (the "Merger") and the other transactions contemplated by the Agreement and Plan of Merger, dated May 15, 2001, by and among the Parent, the Offeror and the Company (the "Merger Agreement"), attached hereto as Exhibit 1 and incorporated herein by reference.

         The Offer is being made pursuant to the Merger Agreement which provides that, among other things, as soon as practicable after the purchase of the Shares in the Offer and the satisfaction of the other conditions contained therein and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware, the Offeror will be merged with and into the Company. Following the consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be an indirect, wholly-owned subsidiary of the Parent.

         The Merger Agreement provides for the commencement by the Offeror of a cash tender offer to purchase all of the outstanding Shares for $22.80 per share, net to the seller in cash, without interest, less any required withholding taxes, in accordance with the terms and subject to the conditions provided in the Merger Agreement. Notwithstanding any other provision of the Offer, the Offeror shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for, and may terminate or, except as set forth in the Merger Agreement, delay the acceptance of any tendered Shares for payment or amend the Offer, if, among other things, less than a majority of the total number of Shares outstanding on a fully diluted basis on the date of purchase are validly tendered and not properly withdrawn prior to the Expiration Date (as defined in the Merger Agreement) (the "Minimum Condition"). The Merger Agreement anticipates that if Offeror acquires at least 90% of the outstanding Shares, the Parent and the Offeror will cause the Merger to become effective without a meeting of the stockholders of the Company in accordance with Section 253 of the General Corporation Law of the State of Delaware.

         Upon the terms of and subject to the conditions to the Offer, the Offeror will accept for payment and pay for, all Shares validly tendered and not withdrawn prior to the expiration of the Offer as promptly as practicable after expiration of the Offer. Thereafter, the Parent is entitled to designate up to that number of directors of the Company, rounded up to the next whole number, as will make the percentage of the Company's directors designated by the Parent equal to the percentage of outstanding Shares held by the Parent and any of its wholly-owned subsidiaries (including the Offeror), including the Shares accepted for payment pursuant to the Offer, and the Company will, upon request of the Parent, promptly take all actions necessary to cause the Parent's designees to be so elected. As soon as practicable following the Merger, the Parent shall have the right to appoint all members of the Company's Board of Directors.

         The certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, will be the certificate of incorporation of the Surviving Corporation, until amended afterward in accordance with the provisions of the certificate of incorporation of the Surviving Corporation and applicable law. The bylaws of the Offeror in effect at the Effective Time will be the bylaws of the Surviving Corporation, until afterward amended in accordance with the provisions of the bylaws of the Surviving Corporation and applicable law. Subject to applicable law, (a) the directors of the Offeror immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, and (b) the officers of the Offeror immediately prior to the Effective Time will be the initial officers of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

          By virtue of the Merger and without any action on the part of the holders of the Shares, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares held by Parent, the Offeror, any wholly-owned subsidiary of the Parent or the Offeror, in the treasury of the Company or by any wholly-owned subsidiary of the Company, which Shares, by virtue of the Merger and without any action on the part of the holder of those Shares, will be canceled and retired and will cease to exist with no payment being made with respect thereto, and (b) Shares held by a holder who has not voted in favor of the Merger and who has demanded appraisal for those Shares in accordance with the GCL) will be canceled and retired and will be converted into the right to receive $22.80 (or any higher amount the Offeror determines in its sole discretion to pay in the Offer) net per Share in cash, payable to the holder of that Share, without interest (the "Merger Price"), upon surrender of the share certificate formerly representing that Share.

         At the Effective Time, each share of common stock of the Offeror issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

         Immediately prior to the Effective Time, all options to purchase Shares (whether vested or unvested) will be canceled (and to the extent exercisable shall no longer be exercisable) and will entitle each holder of an option, in cancellation and settlement therefor, to a payment, if any, in cash by the Company (less any applicable withholding taxes), at the Effective Time, equal to the product of (a) the total number of Shares subject to that option and (b) the excess, if any, of the Merger Price over the exercise price per Share subject to that option.

         The Merger Agreement may be terminated by either or both of the Company and Parent as set forth in Section 8.1 of the Merger Agreement. Specifically, in the event that the Merger Agreement is terminated pursuant to Sections 8.1(e) or
(f) thereof, or is terminated pursuant to Sections 8.1(b) or (c) thereof at a time when Parent could have terminated the Merger Agreement pursuant to Section 8.1(f) thereof, the Company must promptly, and in any event within one business day after such termination, or in the case of termination by the Company, prior to such termination, pay Parent a termination fee of $1,000,000 (the "Termination Fee"), provided that in no event will more than one Termination Fee be payable by the Company, plus Parent's aggregate expenses not to exceed $400,000 (the "Expense Fee"). In the event that the Merger Agreement is terminated pursuant to Section 8.1(g) of the Merger Agreement and within 12 months of the date of that termination of the Merger Agreement an Acquisition Transaction (as defined in the Merger Agreement) is consummated, then the Company must, prior to or simultaneously with the consummation of that transaction, pay Parent the Termination Fee and the Expense Fee.

         In order to increase the likelihood that the transactions contemplated by the Merger Agreement will be consummated, the Parent entered into the Stockholders' Agreement with the Reporting Persons. Together, the Reporting Persons, as of May 15, 2001, owned or had voting and investment control over 478,189 Shares, or approximately 42% of the outstanding Shares that are subject to the Stockholders' Agreement. Under the terms of the Stockholders' Agreement, certain Shares held by a corporation of which David K. Lifschultz is an officer and director are not considered beneficially owned by Mr. Lifschultz for purposes of the Stockholders' Agreement. Certain Reporting Persons have beneficial ownership of Shares held by the Company's subsidiaries, Hart Scientific, Inc. and Lifschultz Fast Freight, Inc., which Shares will be retired in the Merger and not tendered in the Offer.

         Pursuant to the Stockholders' Agreement, each Reporting Person has agreed to tender or cause to be tendered in the Offer all Shares owned of record or beneficially by such Reporting Person. Each Reporting Person has also agreed to vote or cause to be voted all Shares owned of record or beneficially by such Reporting Person:

         o    in favor of the Merger and the Merger Agreement, and

         o unless otherwise requested by Parent, against (1) any merger agreement, merger, consolidation, liquidation or winding up of, by or involving the Company or any of its subsidiaries, (2) any Acquisition Transaction, and (3) any amendment or modification of the certificate of incorporation or bylaws of the Company or any of its subsidiaries, or any other proposal or transaction involving the Company or any of its subsidiaries which is reasonably likely to (A) prevent, impede, impair, frustrate or nullify the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement, or (B) change any of the voting rights of any class of capital stock or other securities of the Company (collectively, the "Negative Voting Matters").

         Each Reporting Person also granted Parent a proxy to vote the Shares owned of record and beneficially by such Reporting Person:

         o in favor of the Merger, the Merger Agreement and the transactions contemplated thereby,

         o against any Negative Voting Matter or any other action or agreement that would result in a breach or inaccuracy by the Company under the Merger Agreement, and

         o in favor of any other matter necessary for the consummation of the Offer and the other transactions contemplated under the Merger Agreement or the Stockholders' Agreement.

         Each Reporting Person has also agreed not to transfer or otherwise dispose of, or grant any other proxy with respect to, or change or agree to change the beneficial ownership of, such Reporting Person's Shares. Each Reporting Person has further agreed not to, and not to permit or authorize his, her or its affiliates, representatives or agents to, directly or indirectly, encourage, solicit, explore, participate in or initiate discussions or negotiations with, or provide or disclose any information to, any corporation, partnership, person or other entity or group (other than Parent, the Offeror or any of their affiliates or representatives) concerning any Acquisition Transaction or enter into any contract, arrangement or understanding requiring the Company to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement

         The Stockholders' Agreement and the parties' obligations thereunder terminate on the earlier of (1) payment for the Shares owned by the Reporting Persons pursuant to the Offer, or (2) termination of the Merger Agreement pursuant to Section 8.1 thereof.

         The foregoing summaries of the Merger Agreement and the Stockholders' Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements attached hereto as Exhibit 1 and Exhibit 2, respectively.

         (h)-(i) Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements of the Nasdaq SmallCap Market for continued quotation on the Nasdaq SmallCap Market. According to the Nasdaq SmallCap Market's published guidelines, the Nasdaq SmallCap Market would consider suspending quotation of the Shares if, among other things, (a) the number of record holders of 100 or more Shares should fall below 300; (b) the number of publicly held Shares (exclusive of direct or indirect holdings of Parent, the Offeror, any other subsidiaries or affiliates of Parent, any officers or directors of the Company or their immediate families, or any beneficial owner of more than 10% of the total outstanding Shares ("Excluded Holdings")) should fall below 500,000; or (c) the aggregate market value of such publicly held Shares (exclusive of Excluded Holdings) should fall below $1,000,000.

         The Shares are currently registered under the Act. The purchase of Shares by the Offeror pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Act. Registration of the Shares under the Act may be terminated upon application by the Company to the SEC if the Shares are not listed on a "national securities exchange" and there are fewer than 300 record holders of Shares. The Parent and the Offeror have indicated that they intend to cause the Company to make an application for termination of registration of the Shares as soon as possible after successful completion of the Offer if the Shares are then eligible for such termination.

         If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Act and the quotation of the Shares on the Nasdaq SmallCap Market will be terminated following the completion of the Merger.

Item 5.  Interest in Securities of the Issuer

         (a) The responses of the Reporting Persons to Items 7-11 of the cover sheets to this Statement (the "Cover Sheets"), which related to the beneficial ownership of the Shares, are incorporated herein by reference. As a result of Reporting Persons' understandings with respect voting and disposition under the Stockholders' Agreement, the Reporting Persons constitute a "group" within the meaning of Sections 13(d) of the Act. The aggregate beneficial ownership of the Reporting Persons is 605,853 Shares, or approximately 51.6% of the Common Stock of the Company. The aggregate beneficial ownership of the Reporting Persons applicable to the Stockholders' Agreement (which does not include Shares issuable upon the exercise of stock options, Shares held by the Company's subsidiaries, or Shares held by a corporation of which David Lifschultz is an officer and director but are not within his individual control) is 478,189 Shares or approximately 42.4%. (The calculation of percentage in each instance is based on 1,128,476 shares outstanding for the Company as of May 15, 2001). The number which would be subject to the Stockholders' Agreement but for the inadvertent omission from the Stockholders' Agreement of certain Shares beneficially owned by the Reporting Persons is 490,320 Shares as follows: (1) Lawrence Lifschultz, 47,032 (1,000 Shares more than described in the Stockholders' Agreement), (2) David A. Berman, 6,992 Shares (4,631 Shares more than described in the Stockholders' Agreement), (3) the Sidney B. Lifschultz 1992 Family Trust, 128,409 Shares, (4) David K. Lifschultz, 266,741 Shares, (5) Sidney B. Lifschultz, 18,178 Shares (6,500 Shares more than described in the Stockholders' Agreement), (6) Michael Hirst, 21,968 Shares, and (7) J. Randall Owen, 1,000 Shares.

         (b) Each of the Reporting Persons has the sole power to vote or direct the vote, shares power to vote or direct the vote, sole power to dispose of or direct the disposition of, and shares power to dispose of or direct the disposition of the shares of common stock listed on such person's respective Cover Sheet as being beneficially owned by such person.

         (c) None of the Reporting Persons have engaged in any transaction in any Shares during the sixty day period immediately preceding the date hereof except as described herein.

         (d) No other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the above described Shares.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.

         Except as described in this Statement, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company. David Lifschultz and Sidney Lifschultz may be subject to the terms of a Shareholder Voting Agreement, dated October 18, 1991 with Penn Yards Associates ("PYA") (purportedly succeeded by Hudson Waterfront Associates, L.P., ("HWA")) under which, until October 18 2001, the parties to the agreement agreed to vote in favor of one director nominee of PYA (or HWA as the case may be) and three nominees of David Lifschultz and Sidney Lifschultz. To date, no party has exercised rights under the agreement.

         The transactions discussed in Item 4 are further described in the Merger Agreement and the Stockholders' Agreement attached as exhibits hereto. Such documents are incorporated herein by reference for all of the terms and conditions of such documents.

Item 7.  Material to be Filed as Exhibits

         Exhibit 1 Agreement and Plan of Merger, dated May 15, 2001, by and among the Parent, the Offeror and the Company (filed with the Securities and Exchange Commission as Exhibit (d)(1) to Schedule TO-T dated May 22, 2001, and incorporated herein by reference).

         Exhibit 2 Stockholders' Agreement, dated May 15, 2001, by and among the Offeror, Parent and the Reporting Persons set forth therein (filed with the Securities and Exchange Commission as Exhibit (d)(3) to Schedule TO-T dated May 22, 2001, and incorporated herein by reference)

         Exhibit 3         Joint Filing Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

         Dated:   May 25, 2001

                                           /s/ David K. Lifschultz
                                         ---------------------------------------
                                         David K. Lifschultz


                                           /s/ Sidney B. Lifschultz
                                         ---------------------------------------
                                         Sidney B. Lifschultz


                                           /s/ Lawrence S. Lifschultz
                                         ---------------------------------------
                                         Lawrence S. Lifschultz


                                           /s/ David A. Berman
                                         ---------------------------------------
                                         David A. Berman


                                           /s/ Michael Hirst
                                         ---------------------------------------
                                         Michael Hirst


                                           /s/ J. Randall Owen
                                         ---------------------------------------
                                         J. Randall Owen



                                         Sidney B. Lifschultz 1992 Family Trust


                                         By:    /s/ David K. Lifschultz
                                            ------------------------------------
                                             Name:    David K. Lifschultz
                                             Title:   Trustee

                                   Schedule A

                             Identity and Background

The following table sets forth for each natural Reporting Person (i) the name of such Reporting Person, (ii) the business or residence address of such Reporting Person, and (iii) the principal business, occupation or employment of such Reporting Person:

1.       (i)      David K. Lifschultz
         (ii)     641 West 59th Street, New York, NY 10019
         (iii)    Chairman and CEO of the Company

2.       (i)      Sidney B. Lifschultz
         (ii)     641 West 59th Street, New York, NY 10019
         (iii)    Retired

3.       (i)      Lawrence S. Lifschultz
         (ii)     P.O. Box 3056, Stony Creek, CT 06405
         (iii)    Journalist

4.       (i)      David A. Berman
         (ii)     641 West 59th Street, New York, NY 10019
         (iii)    Retired

5.       (i)      Michael Hirst
         (ii)     799 Utah Valley Drive, American Fork, UT 84060
         (iii)    Vice President of Hart Scientific, Inc.,
                  a wholly owned subsidiary of the Company

6.       (i)      J. Randall Owen
         (ii)     799 Utah Valley Drive, American Fork, UT 84060
         (iii)    President of Hart Scientific, Inc.,
                  a wholly owned subsidiary of the Company

                                  EXHIBIT INDEX

         Exhibit 1 Agreement and Plan of Merger, dated May 15, 2001, by and among Parent, the Offeror and the Company (filed with the Securities and Exchange Commission as Exhibit (d)(1) to Schedule TO-T dated May 22, 2001, and incorporated herein by reference).

         Exhibit 2 Stockholders' Agreement, dated May 15, 2001, by and among the Offeror, Parent and the Reporting Persons set forth therein (filed with the Securities and Exchange Commission as Exhibit (d)(3) to Schedule TO-T dated May 22, 2001, and incorporated herein by reference)

         Exhibit 3         Joint Filing Agreement

                                   Exhibit 3

                             Joint Filing Agreement

         WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need be filed whenever one or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendment thereto is filed on behalf of each of them;

         NOW, THEREFORE, the parties hereto agree as follows:

         Each of the undersigned agrees in accordance with Rule 13d-1(k) under the Act, to file a Schedule 13D and all amendments thereto relating to their beneficial ownership of common stock of Lifschultz Industries, Inc., and do hereby further agree that said Schedule 13D and all amendments thereto shall be filed on behalf of each of them.

         Dated:   May 25, 2001



                                            /s/ David K. Lifschultz
                                         ---------------------------------------
                                         David K. Lifschultz


                                            /s/ Sidney B. Lifschultz
                                         ---------------------------------------
                                         Sidney B. Lifschultz


                                            /s/ Lawrence S. Lifschultz
                                         ---------------------------------------
                                         Lawrence S. Lifschultz


                                            /s/ David A. Berman
                                         ---------------------------------------
                                         David A. Berman


                                            /s/ Michael Hirst
                                         ---------------------------------------
                                         Michael Hirst


                                            /s/ J. Randall Owen
                                         ---------------------------------------
                                         J. Randall Owen



                                         Sidney B. Lifschultz 1992 Family Trust


                                         By:     /s/ David K. Lifschultz
                                            ------------------------------------
                                             Name:    David K. Lifschultz
                                             Title:   Trustee